Exhibit 2
Noah Education Announces Unaudited First Quarter Fiscal 2010 Financial Results
17.8% Increase in Revenue Year over Year
97.9% Increase in Operating Income Year over Year
SHENZHEN, CHINA — November 23, 2009 — Noah Education Holdings Ltd. (NYSE: NED) (“Noah” or “the Company”), a leading provider of interactive educational content and education services in China, today announced its unaudited financial results for fiscal quarter ended September 30, 2009.
First Quarter Fiscal 2010 Financial Highlights
•
Net revenue for the quarter increased by 17.8% to RMB238.2 million (US$34.9 million), compared with RMB202.2 million in the first quarter of fiscal 2009, exceeding the Company’s previously stated guidance of RMB231 million to RMB237 million

•
Gross profit increased by 16.1% to RMB117.5 million (US$17.2 million), representing a gross margin of 49.3%, compared with gross profit of RMB101.2 million, or a gross margin of 50.1%, in the first quarter of fiscal 2009

•	Operating income increased by 97.9% to RMB32.5 million (US$4.8 million), compared with operating income of RMB16.4 million in the first quarter of fiscal 2009

•
Net income increased by 5.5% to RMB37.8 million (US$5.5 million), compared with RMB35.8 million in the first quarter of fiscal 2009, which included RMB 10.9 million in derivative and foreign exchange gains

•
Basic and diluted earnings per share were RMB0.99 (US$0.14) and RMB0.96 (US$0.14), respectively, compared with RMB0.94 basic and RMB0.93 diluted for the first quarter of fiscal 2009. Non-GAAP earnings per share, excluding share-based compensation expenses were RMB1.06 basic (US$0.16) and RMB1.03 diluted (US$0.15), compared with RMB0.87 basic and RMB0.85 diluted, for the first quarter of fiscal 2009

Mr. Dong Xu, Noah’s Chairman and Chief Executive Officer, said, “Noah Education is off to a very solid start in fiscal 2010. We are executing well on all fronts, driving top-line growth, maintaining stable margins and steadily improving our bottom line. In our flagship Electronic Learning Product or ‘ELP’ business, our product mix has shifted as we predicted, with Kids Learning Device or ‘KLD’ now representing the largest component of ELP revenue. As DLD and E-dictionaries settle into maturity, KLD will be our key top line growth driver among our ELP products. Market reception to these products has been excellent, with demand showing no signs of slowing down. We will continue to focus on R&D efforts to create new, innovative applications for children aged 3-19 years to stay ahead of the competition in this fast-growing and underserved market. Additionally, we have implemented more rigorous budget controls in support of our margin performance, and to enable us to better predict and control expenses.

“Last year, we took the first step in diversifying our education services offering through the acquisition of Little New Star or ‘LNS’, and I am pleased to report that integration is well underway. The majority of corporate and administrative functions are completely integrated as of the end of the first quarter. We have added new talent to the LNS management team that will focus on strengthening the brand, creating a customer-focused culture and exploring innovative ways to grow the business. I am pleased with our progress to date and confident that we have the tools to enable this business to thrive.
“By adhering to the fundamental principles of our strategy, we have now delivered five consecutive profitable quarters during the global recession. We are focused on growing the company organically and diversifying our offering through selective acquisitions of complementary businesses. Ultimately, we strive to become the leader in providing interactive educational content and education services to students in China,” Xu concluded.
First Quarter Fiscal Year 2010 Unaudited Financial Results
Net Revenue. Net revenue for the first quarter of fiscal 2010 was RMB238.2 million (US$34.9 million), exceeding the Company’s guidance of RMB231 million to RMB237 million. This represented an increase of 17.8% compared with net revenue of RMB202.2 million for the first quarter of fiscal 2009. Net revenue from Noah’s legacy ELP business was RMB225.2 million (US$33.0 million), representing a year-over-year increase of 11.4%. Net revenue from LNS was RMB13.0 million (US$1.9 million).
The following tables provide a breakdown of sales volume and revenue for the first fiscal quarter 2010 for Noah’s legacy ELP business segment.

	Volume			Net Revenue (RMB ‘MM)
	Q1 10	Q1 09	Inc/(Dec)	Q1 10	Q1 09	Inc/(Dec)
DLD	122,920	176,327	-30.3%	84.3	135.4	-37.7%
KLD	214,756	73,165	+193.5%	106.1	27.5	+285.8%
E-dictionary	164,300	237,941	-30.9%	34.1	36.2	-5.9%
Others	—	—	—	0.6	3.1	-80.6%

Total	501,976	487,433	+3.0%	225.2	202.2	+11.4%

Cost of revenue. Cost of revenue for the first quarter of fiscal 2010 was RMB120.6 million (US$17.7 million), representing an increase of 19.5% from RMB101.0 million in the first quarter 2009. This was essentially in line with Noah’s revenue growth, with a slight adjustment for the change in product mix.
Gross Profit and Gross Margin. Gross profit in the first quarter of fiscal 2010 was RMB117.5 million (US$17.2 million), representing a year-over-year increase of 16.1%. Gross margin for the first quarter was 49.3%, down slightly from 50.1% in the first quarter 2009. Gross margin decreased slightly in line with the change in the product mix, which is now more heavily weighted toward KLD products. Gross profit and margin for the ELP business for the first fiscal quarter 2010 were RMB110.1 million (US$16.1 million) and 48.9%, respectively. Gross profit and margin for LNS business for the first quarter 2010 were RMB7.4 million (US$1.1 million) and 56.5%, respectively.

Operating Expenses. Total operating expenses for the first quarter of fiscal 2010 were RMB98.2 million (US$14.4 million), a slight year-over-year increase compared to RMB 95.8 million in the first quarter of 2009.
Research and development expenses for the first quarter of fiscal 2010 were RMB12.4 million (US$1.8 million), representing a 28.1% decrease from RMB17.2 million in the first quarter of fiscal 2009. The year-over-year decrease was primarily due to a decrease in costs related to third-party software and content developers.
Sales and marketing expenses for the first quarter of fiscal 2010 were RMB69.3 million (US$10.2 million), up 7% year over year from RMB64.7 million, and in line with the expansion of Noah’s business.
General and administrative expenses for the first quarter of fiscal 2010 were RMB16.4 million (US$2.4 million), up 18.6% from RMB13.8 million in the first quarter of fiscal 2009. The increase in general and administrative expenses was mainly attributable to the integration of LNS and depreciation related to the Company’s new office space in Chengdu.
Other Operating Income. Other operating income for the first quarter of fiscal 2010 was RMB13.3 million (US$1.9 million), increased by 20% year-over-year, compared to RMB11.0 million in the first quart of fiscal 2009. Other operating income for first fiscal quarter of 2010 was primarily consist of RMB12.0 million (US$1.7 million) government subsidy income to high-tech software companies, and RMB1.3 million (US$0.2 million) from sales of miscellaneous accessories.
Total Operating Income Total operating income for the first quarter of fiscal 2010 increased significantly to RMB32.5 million (US$4.8 million), representing an operating margin of 13.7%, compared to operating income of RMB16.4 million and an operating margin of 8.1% in the first quarter of fiscal 2009. This was a result of the Company’s efforts to control operating expenses while increasing revenue.
Other Non-operating Income, net. Interest income was RMB2.9 million (US$0.4 million) in the first quarter of fiscal 2010, a significant increase compared to RMB0.6 million in first quarter of fiscal 2009, attributable mainly to the Company’s higher balance of bank deposits. Investment income was RMB1.1 million (US$0.2 million) in the first quarter of fiscal 2010, compared with RMB7.8 million in the first quarter of 2009. Other non-operating income was RMB0.6 (US$0.098 million) in the first quarter of fiscal 2010, compared with RMB6.1 million in the first quarter of fiscal 2009. The difference is attributable to the absence of any foreign exchange gain or gain from the fair value of warrants in the 2010 period.
Net Income. The Company reported net income of RMB37.8 million (US$5.5 million) for the first quarter of fiscal 2010. Basic earnings per share and diluted earnings per share were RMB0.99 (US$0.14) and RMB0.96 (US$0.14), respectively, for the first quarter of fiscal 2010. This compares with net income of RMB35.8 million which included RMB 10.9 million in derivatives and foreign exchange gains, and basic earnings per share and diluted earnings per share of RMB0.94 and RMB0.93 respectively for the first quarter of fiscal 2009.

Net income excluding share-based compensation expenses (non-GAAP) for the first quarter ended September 30, 2009 was RMB40.5 million (US$5.9 million), or RMB1.06 (US$0.16) and RMB1.03 (US$0.15) per basic and diluted share, respectively.
Liquidity. As of September 30, 2009, Noah had cash and cash equivalents, short-term bank deposits and investments of RMB828.1 million (US$121.3 million). This compares with cash and cash equivalents, short-term bank deposit and investments of RMB776.1 million as of June 30, 2009.
Q1 Operational Highlights
ELP products. As predicted, the sales mix within Noah’s ELP product category has shifted, with a heavier weighting toward KLD products as DLD and e-dictionary reach maturity. Noah remains focused on developing new and innovative content delivery methods to drive demand for these products.
•
Kids Learning Device (KLD) products. KLD products continue to generate substantial interest, and for the first time are the largest contributor to total ELP revenue at 47.1%. The Company expects KLD revenue and sales volume to continue to grow at a fast rate.

•
Digital Learning Device (DLD) products. Noah remains China’s industry leader in terms of both DLD sales and volume. In Q1 fiscal 2010, Noah saw a decline in DLD revenue which was partially due to the difficult economy. DLD sales declines are expected to be less pronounced in the coming quarters as the economy recovers. Additionally, increases in KLD sales are expected to offset declines in DLD revenue.

•
E-dictionaries. In general, demand for Noah’s e-dictionaries remains stable, with revenue down slightly from Q1 fiscal 2009. The Company is looking into expansion opportunities in international markets for these products.

Education Services. LNS integration is on track. The LNS management team will focus on strengthening the brand, creating a customer-focused culture and capitalizing on the synergy between the education services and ELP businesses. Our newly developed Electronic Teaching Devices were introduced to LNS schools in September. We are also developing English training programs for younger kids, and seeking partnership opportunities with kindergarten classes. We continue to look for acquisition opportunities in education services segment.

Recent Business Highlights
Strategic Investment in Franklin Electronic Publishers. Noah recently announced that it would make a strategic investment with a total consideration of $3 million in Franklin Electronic Publishers via Saunders Acquisition Corporation, an entity formed to consummate a merger with and into Franklin. The deal is expected to be completed in the third quarter of fiscal 2010. Management expects this investment to facilitate a partnership that helps further Noah’s strategic objectives. As a result:
•
Franklin and Noah agree to carry out certain business cooperation initiatives, including Noah obtaining the exclusive sponsorship of Franklin’s Global SpellEvent in China, gaining access to Franklin’s distribution channel outside of China, and being granted a right of first offer as the preferred original design manufacturer in China for Franklin’s handheld electronic reference products and handheld language learning devices. There will also be cost saving opportunities from joint R&D efforts.

Strengthened Management Team. In early November, Noah announced changes to its senior management team that enable each member of the team to focus on his/her strengths and will create stronger leadership in the long term. Changes include:
•
Mr. Benguo Tang, one of Noah’s founders, has been appointed to the position of President and Chief Operating Officer upon the departure of Mr. Xianquan Xiao. Having been with Noah since its inception, Mr. Tang is well placed to drive the execution of the Company’s strategic vision.

•	Mr. Jerry He, the Company’s Executive Vice President, has been appointed to the role of Chief Financial Officer.

•	Ms. Dora Li will manage Noah’s internal financial controls and accounting processes as Noah’s Vice President of Finance, Controller.
Financial Outlook for Second Quarter and Full Year of Fiscal 2010
Based on current estimates and market conditions, Noah expects to generate net revenue in the range of RMB151 million (US$ 22.1 million) to RMB159 million (US$ 23.3 million) for the second quarter of fiscal 2010, which includes RMB146 million to RMB152 million from the legacy ELP business, and RMB5 million to RMB7 million from the LNS business. Basic net income per share in the second quarter of fiscal 2010 is expected to be in the range of RMB 0.39 to RMB0.45 (US$ 0.06 to US$ 0.07).
For the full year fiscal 2010, Noah expects the net revenue to be in the range of RMB824 million to RMB855 million (US$ 121 million to US$ 125 million), which includes RMB786 million to RMB812 million from the legacy ELP business and RMB38 million to RMB43 million from the LNS business. Basic net income per share is expected to be in the range of RMB3.00 to RMB3.20 (US$ 0.44 to US$ 0.47).
This forecast reflects Noah’s current and preliminary view, which is subject to change.

Conference Call
Noah has scheduled an investor conference call at 6:00 a.m. (Pacific) / 9:00 a.m. (Eastern) / 10:00 p.m. (Beijing/Hong Kong) on November 23, 2009 to discuss its first quarter fiscal 2010 financial results and recent business activities. Individuals interested in participating in the call may do so by dialing:

	Toll Free	Toll
United States	1-800-510-0178	1-617-614-3450
China — South	China Telecom 10-800-130-0399
China Netcom 10-800-852-1490
— North	China Telecom 10-800-152-1490
Hong Kong	###-##-####
United Kingdom	00-800-280-02002
Passcode	Noah Education
Please dial in 10 minutes before the call is scheduled to begin.
A telephone replay will be available shortly after the call until November 30, 2009 by dialing the following numbers:

	Toll Free	Toll
United States	1-888-286-8010	1-617-801-6888
International Dial In		1-617-801-6888
Passcode	89520019
A live webcast of the conference call and replay will be available on the investor relations page of Noah’s website at http://ir.noahedu.com.cn.
Annual General Meeting
Noah also today announced the details of its Annual General Meeting for shareholders (AGM). The AGM will take place at Building C2, Chengdu High-Tech Software Park, Tianfu Road South, Chengdu, Sichuan Province, People’s Republic of China on Tuesday, December 22nd at 9 am local time. All NED shareholders are invited to attend the meeting in person, or vote via proxy before December 19, 2009.
Currency Convenience Translation
For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB Noah expects to generate net revenue in the range of RMB6.8262 to US$1.00, the noon buying rate for US dollars in effect on September 30, 2009 for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

Use of Non-GAAP Financial Measures
In addition to consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP net income which excludes non-cash share-based compensation and change in fair value of warrants. The Company believes that the non-GAAP financial measures provide investors with another method for assessing the Company’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of the Company’s liquidity and when planning and forecasting future periods.
About Noah
Noah Education Holdings Limited is a leading provider of interactive educational content and education services in China. Noah’s core offering includes the development and marketing of interactive educational courseware content, electronic learning products (ELP), software, kids’ English training and after-school education services. Noah combines standardized education content with innovative digital and multimedia technologies to create a dynamic learning experience and improve academic performance for the kids at the age of 3-19 in China. Noah has developed a nationwide sales network, powerful brand image, and accessible and diverse delivery platforms to bring its innovative content to the student population. Noah also provides kids’ English training service under the brand Little New Star in its direct-owned schools and more than 600 franchise schools throughout China. Noah was founded in 2004 and is listed on the New York Stock Exchange under the ticker symbol NED.
Safe Harbor Statement
This press release contains forward-looking statements that reflect Noah’s current expectations and views of future events that involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Noah has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its financial condition, results of operations, business strategy and financial needs. You should understand that our actual future results may be materially different from and worse than what Noah expects. Information regarding these risks, uncertainties and other factors is included in Noah’s most recent Annual Report on Form 20-F and other filings with the SEC.

Investor Contact:	Investor Relations (US):
Jerry He, CFA	Jessica McCormick
CFO and Executive Vice President	Taylor Rafferty
Noah Education Holdings Ltd	Tel: +1 (212) 889-4350
Tel: +86-755-8204-9263	Email: noahedu@taylor-rafferty.com
Email: jerry.he@noahedu.com
Investor Relations (HK):
Ruby Yim
Taylor Rafferty
Tel: +852-3196-3712
Email: noahedu@taylor-rafferty.com
— FINANCIAL TABLES FOLLOW —

Noah Education Holdings Ltd.
Consolidated Statements of Operations

	Three months ended
	September 30
	2008	2009
	(Unaudited)	(Unaudited)
	RMB	RMB	USD
Net revenue	202,179,495	238,165,223	34,889,869
Cost of revenue	(100,979,037)	(120,643,320)	(17,673,569)

Gross profit	101,200,459	117,521,903	17,216,300
Research & development expenses	(17,234,011)	(12,387,826)	(1,814,747)
Sales & marketing expenses	(64,715,603)	(69,266,914)	(10,147,214)
General and administrative expenses	(13,834,460)	(16,401,747)	(2,402,764)
Other expenses	(12,681)	(170,634)	(24,997)

Total operating expenses	(95,796,755)	(98,227,121)	(14,389,722)

Other operating income	11,041,160	13,252,092	1,941,357

Operating income	16,444,864	32,546,874	4,767,935
Derivative gain (loss)	5,161,005	0	0
Interest income	641,142	2,868,630	420,238
Investment income	7,790,226	1,122,175	164,392
Other Non-Operating income	6,106,229	667,545	97,792

Income before income taxes	36,143,465	37,205,224	5,450,357
Income tax (expenses) credit	(315,509)	603,510	88,410

Net income	35,827,957	37,808,734	5,538,767

Net income per share
Basic	0.94	0.99	0.14
Diluted	0.93	0.96	0.14

Weighted average ordinary shares outstanding
Basic	37,932,586	38,243,246
Diluted	38,626,579	39,184,476

Noah Education Holdings Ltd.
Consolidated Balance Sheet

	June 30	September 30
	2009	2009
	Audited	Unaudited
	RMB	RMB	USD
Assets:
Current assets
Cash and cash equivalents	493,911,466	445,051,410	65,197,534
Short-tem bank deposit	274,200,000	374,000,000	54,788,902
Investments	7,978,942	9,098,081	1,332,818
Accounts receivables, net of allowance	181,653,129	203,758,663	29,849,501
Related party receivables	627,626	599,124	87,768
Inventories	151,872,803	142,209,361	20,832,873
Prepaid expenses and other current assets	69,039,625	65,180,318	9,548,551
Deferred tax asset	13,207	394,753	57,829

Total current assets	1,179,296,798	1,240,291,710	181,695,776
Deposit for investment	21,581,952	0	0
Property, plant and equipment, net	119,619,947	133,218,305	19,515,734
Intangible assets, net	4,461,760	27,903,701	4,087,736
Goodwill	0	56,597,146	8,291,164
Deferred tax asset	2,058,180	2,058,180	301,512

Total assets	1,327,018,637	1,460,069,042	213,891,922

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable	82,560,888	89,350,344	13,089,324
Other payables and accruals	45,809,825	78,168,232	11,451,207
Advances from customers	3,308,173	2,249,516	329,541
Income taxes payable	499,471	403,911	59,171
Deferred revenues	1,518,203	3,685,673	539,930

Total current liabilities	133,696,560	173,857,676	25,469,173
Consideration payable	0	10,000,000	1,464,944
Deferred revenues	6,227,860	6,648,323	973,942
Deferred tax liabilities	0	2,693,704	394,613

Total non-current liabilities	6,227,860	19,342,027	2,833,499

Total liabilities	139,924,420	193,199,703	28,302,672

Shareholders’ Equity
Ordinary shares	14,504	15,493	2,270
Additional paid-in capital	1,029,778,033	1,072,046,283	157,048,765
Accumulated other comprehensive loss	(93,632,438)	(93,935,295)	(13,760,994)
Retained earnings	250,934,118	288,742,858	42,299,209

Total shareholders’ equity	1,187,094,217	1,266,869,339	185,589,250

Total liabilities and shareholders’ equity	1,327,018,637	1,460,069,042	213,891,922

Note 1: Information extracted from the audited financial statements included in the fiscal 2009 Form 20-F of the Company filed with the Securities and Exchange Commission on November 20, 2009.

Noah Education Holdings Ltd.
Reconciliation of Non-GAAP to GAAP

	Three months ended
	September 30
	2008		2009
	(Unaudited)		(Unaudited)
	RMB	% of Rev	RMB	USD	% of Rev

GAAP net revenue	202,179,495	100.0%	238,165,223	34,889,869	100.0%

GAAP gross profit	101,200,459	50.1%	117,521,903	17,216,300	49.3%
Share-based compensation	61,404	0.0%	71,609	10,490	0.0%

Non-GAAP gross profit	101,261,863	50.1%	117,593,512	17,226,790	49.4%

GAAP operating income	16,444,864	8.1%	32,546,874	4,767,935	13.7%
Share-based compensation	2,301,798	1.1%	2,660,903	389,807	1.1%

Non-GAAP operating income	18,746,662	9.3%	35,207,777	5,157,742	14.8%

GAAP net income	35,827,957	17.7%	37,808,734	5,538,767	15.9%
Share-based compensation	2,301,798	1.1%	2,660,903	389,807	1.1%
Change in the fair value of warrants	(5,161,005)	-2.6%	0	0	0.0%

Non-GAAP net income	32,968,750	16.3%	40,469,637	5,928,574	17.0%

GAAP net income per share
Basic	0.94		0.99	0.14
Diluted	0.93		0.96	0.14

Non-GAAP net income per share
Basic	0.87		1.06	0.16
Diluted	0.85		1.03	0.15
-End-